SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February, 2012
(Commission File No. 1-13202)

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

1.	Proxy Material for ADR Holders for the Annual General Meeting on May 3, 2011

     Depositary’s Notice of
Annual General Meeting of
Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	654902204.
Deposited Securities:	Shares of common stock of the Company (the “Shares”).
ADS Ratio:	1 Share to 1 ADS.
Depositary:	Citibank, N.A.
Deposit Agreement:
Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE

February 7, 2011	ADS Record Date
Date on which ADR Holders are required to be record holders of the Company’s ADSs to receive proxy material.

April 13, 2011	Voting Deadline
5:00 P.M. (New York City time)
Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

April 18, 2011	Reconciliation of Voting Position
Any transfers between April 13 and close of business on April 18 will be reconciled for the correct voting position as of the Finnish Record Date.

April 19, 2011	Finnish Record Date
Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

May 3, 2011	Meeting Date
3:00 P.M.	Date on which the Company will hold its Annual General Meeting 2011 (the “Meeting”).
(Helsinki time)

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON APRIL 18, 2011 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGE 3 AND 4 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS.

RESOLUTIONS BEING CONSIDERED AT THE ANNUAL GENERAL MEETING ARE SUMMARIZED ON THE REVERSE SIDE OF THE AGM PROXY CARD.

FULL DETAILS REGARDING THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY AND ITS COMMITTEES TO THE AGM, AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citi.com/dr (click on “Nokia AGM”).

Nokia's Form 20-F Annual Report may be accessed through the Internet at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search) or http://www.nokia.com/agm is scheduled to be published on or about March 11, 2011. You may also request a hard copy by calling the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), direct your written request to Citibank, N.A., Shareholder Services, PO Box 43077, Providence RI 02940-3077 or by calling Nokia Investor Relations US Main Office at 1-914-368-0555.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)	Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or agent, follow these instructions:

	•	Access the website www.citi.com/dr;
	•	Click on “Investors” and then click on “Voting by Internet”;
	•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.
	•	Complete the Voting Instructions provided on the Internet site by the Voting Deadline.
If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer other information provided by your agent.

b)	On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other follow these instructions:

	•	Call the telephone voting access number: 1-800-652-Vote (8683);
	•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.
	•	Complete the Voting Instructions as indicated on a recording by the Voting Deadline.
If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer other information provided by your agent.

c)	By Mailing the Voting Card, please

	•	Complete all of the required information on the Voting Card;
	•	Sign the Voting Card; and
	•	Return the Voting Card by the Voting Deadline to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140.
If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)	Moreover, you may attend the Meeting in person in Helsinki, Finland. If you want to attend the meeting in person, please Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•	Certifying that you are a record holder of ADSs as of the close of business on April 18, 2011;
•
Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of April 19, 2011;

•	Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and
•
Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the website www.citi.com/dr.

* * * * * * * * * *
Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers

Which ADR Holders are entitled to vote?

Please note that Holders and Beneficial Owners must be holders of the Company’s ADSs on February 7, 2011 in order to receive the proxy materials. Only those Holders and Beneficial Owners of the Company’s ADSs who are holders on the close of business on April 18, 2011 are entitled to vote at the meeting, although their voting position will be reconciled to the Finnish Record Date of April 19, 2011.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company eight business days prior to the Meeting, i.e. on the Finnish Record Date of April 19, 2011, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on April 13, 2011, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on April 18, 2011, and you have provided your voting instructions to the Depositary as instructed in this Depositary’s Notice, you will be automatically recorded on the Register on a temporary basis for you to vote at the Meeting.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on April 18, 2011 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of April 19, 2011. Subsequent changes in your ADS holdings after that date do not have any effect on your votes casted by the Voting Deadline of April 13, 2011.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of April 19, 2011, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered the Register of Shareholders of the Company in the name of Citibank’s local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) April 13, 2011 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-800-652-Vote (8683) or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•	Name;

•	Address;

•	Number of Deposited Securities held; and

•	Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Why is it important to vote?

The Company considers it important that as many shareholders as possible use their vote at the Meeting which is the highest decision-making body within the Company. In addition, resolution under some of the agenda items requires a qualified majority of the votes cast, as well as of the shares represented at the Meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, the Company also encourages the ADR Holders to vote at the Meeting.

Where is the Proxy Material available?

In addition to mailing the ADR Holders this Depositary’s Notice and the Voting Card as well as the Company’s Meeting Notice, Nokia is providing the ADR Holders with the possibility to access the proxy material on the Internet. The proxy material can be accessed on the Internet through http://www.citi.com/dr and http://www.nokia.com/agm.

Are the proposals on the Agenda available in their entirety?

Yes. The proposals by the Nokia Board and its Committees are available in their entirety on the Internet through http://www.citi.com/dr and http://www.nokia.com/agm. Nokia’s Form 20-F Annual Report is also scheduled to be published on or about March 11, 2011 and be available on Nokia’s website.

Delivery of shareholder documents via the Internet.

ADR holders may receive Nokia Corporation's shareholder documents (such as disclosure documents, proxy material, etc.) over the internet. As a registered ADR shareholder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website http://www.computershare.com/investor, clicking on eDelivery Signup on right hand side of screen. On the next screen, click on the drop-down arrow and locate Nokia Corporation and follow the instructions.

When is the payment date of the ADR dividend?

The dividend payment date for ADR holders will be on or about May 25, 2011.

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Tuesday, May 3, 2011 at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 1:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1.	Opening of the Meeting

2.	Matters of order for the Meeting

3.	Election of the persons to confirm the minutes and to verify the counting of votes

4.	Recording the legal convening of the Meeting and quorum

5.	Recording the attendance at the Meeting and adoption of the list of votes

6.	Presentation of the Annual Accounts, the report of the Board of Directors and the Auditor’s report for the year 2010

- Review by the President and CEO

7.	Adoption of the Annual Accounts

8.	Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.40 per share for the fiscal year 2010. The dividend would be paid to shareholders registered in the Register of Shareholders of the Company on the record date of the dividend payment, May 6, 2011. The Board proposes that the dividend will be paid on or about May 20, 2011.

9.	Resolution on the discharge of the members of the Board of Directors and the President from liability

10.	Resolution on the remuneration of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the remuneration payable to the members of the Board to be elected at the Annual General Meeting for a term ending at the Annual General Meeting in 2012, be remain at the same level than during the past three years and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member, excluding the President and CEO if elected to the Board. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000 and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for the shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11.	Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eleven.

12.	Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board of Directors for a term ending at the Annual General Meeting in 2012: Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino and Risto Siilasmaa. The Committee also proposes that Jouko Karvinen, Helge Lund, Kari Stadigh and Stephen Elop be elected as new members of the Board for the same term.

Jouko Karvinen is CEO of Stora Enso Oyj, Helge Lund President of Statoil Group, Kari Stadigh Group CEO and President of Sampo plc and Stephen Elop President and CEO of Nokia Corporation.

13.	Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14.	Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2011.

15.	Authorizing the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled.

The shares may be repurchased either

a)	through a tender offer made to all the shareholders on equal terms; or
b)	through public trading by repurchasing the shares in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2012 and terminate the corresponding authorization granted by the Annual General Meeting on May 6, 2010.

16.	Grant of stock options to selected personnel of Nokia

The Board proposes that as a part of Nokia’s Equity Program 2011 selected personnel of Nokia Group be granted a maximum of 35 000 000 stock options, which entitle to subscribe for a maximum of 35 000 000 Nokia shares.

The exercise prices (i.e. share subscription prices) of the stock options will be determined at time of their grant on a quarterly basis and the stock options will be divided into sub-categories based on their exercise price. The exercise price for each sub-category of stock options will equal to the trade volume weighted average price of the Nokia share on NASDAQ OMX Helsinki during the predefined period of time within the relevant quarter. The exercise price paid will be recorded in the fund for invested non-restricted equity.

Stock options in the plan may be granted until the end of 2013. The Stock options have a term of approximately six years and they will vest three or four years after the grant. The exercise period (i.e. share subscription period) will commence no earlier than July 1, 2014, and terminate no later than December 27, 2019.

17.	Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2010” document, which includes the Company’s annual accounts, the review of the Board of Directors and the auditor’s report, is available on the above-mentioned website on week 13. The proposals of the Board of Directors and the annual accounts will also be available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1.	The right to participate and registration

Each shareholder, who is registered on April 19, 2011 in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Annual General Meeting, may register for the Meeting by giving a prior notice of participation no later than on April 27, 2011 at 4:00 p.m. (Finnish time) by which time the registration needs to arrive in the Company. Such notice can be given:

a)	through Nokia’s website at www.nokia.com/agm;
b)	by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. to 4:00 p.m. (Finnish time);
c)	by telefax to +358 7180 38984; or
d)	by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder shall notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2.	Advance Voting

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items of the agenda of the Annual General Meeting through the Company’s website from February 2, 2011 at 9:00 a.m. to April 27, 2011 at 4:00 p.m. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to use his/her right under the Finnish Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/agm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3.	Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4.	Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank necessary instructions regarding the registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be entered in the temporary Register of Shareholder of the Company at the latest on April 28, 2011 at 4:00 p.m. Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

5.	Other instructions and information

On the date of this notice to the Annual General Meeting, January 27, 2011, the total number of shares in Nokia Corporation and votes represented by such shares is 3 744 956 052.

Doors of the meeting venue will open at 1:30 p.m. The participants are kindly invited to the coffee reception before the meeting. The Meeting will be conducted in Finnish, and simultaneous translation will be available into Swedish and English.

Pursuant to chapter 5, section 25 of the Company’s Act, a shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Espoo, January 27, 2011

BOARD OF DIRECTORS

NOKIA
Connecting People

Electronic Voting Instructions

You can vote by Internet or telephone!

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

Vote by Internet

- Log on to the Internet and go to **www.citi.com/dr.**
- Click on "Investors" and then click on "Voting by Internet".
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	For	Against	Abstain
1.	N/A	N/A	N/A
2.	N/A	N/A	N/A
3.	N/A	N/A	N/A
4.	N/A	N/A	N/A
5.	N/A	N/A	N/A
6.	N/A	N/A	N/A
7.			
8.		N/A	
9.			
10.		N/A	
11.		N/A	

12. Election of Directors:

01 Stephen Elop
02 Dr. Bengt Holmström
03 Prof. Dr. Henning Kagermann
04 Per Karlsson
05 Jouko Karvinen
06 Helge Lund
07 Isabel Marey-Semper
08 Jorma Ollila
09 Dame Marjorie Scardino
10 Risto Siilasmaa
11 Kari Stadigh

Mark here to vote FOR all nominees

Mark here to WITHHOLD vote from all nominees

FOR all EXCEPT - To withhold a vote for one or more nominees, mark the box to the right and the corresponding numbered box(es) directly below.

01 02 03 04 05
06 07 08 09 10 11

	For	Against	Abstain
13.		N/A	
14.		N/A	
15.			
16.			
17.	N/A	N/A	N/A

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X

<STOCK#> 01A1LE

The matters on the agenda of the Annual General Meeting are as follows:

For more details on the above agenda items please refer to the Company's Notice of Meeting and the Questions and Answers section at http://www.nokia.com/agm AND http://www.citi.com/dr (click on "Nokia AGM") and in the enclosed Depositary's Notice.

It is possible for ADR Holders to vote "FOR" or "ABSTAIN" on the agenda item 12 as whole or in part, and "FOR" or "ABSTAIN" on the agenda items 8, 10, 11, 13 and 14. Please note that the Company has informed the Depositary that while it is not possible to vote "AGAINST" with respect to the agenda items 8, 10, 11, 12, 13 and 14, counter proposals may be accepted pursuant to Finnish law up to and including the meeting with respect to the disclosed proposals made by the Board and its Committees on these agenda items.

Please also note that when calculating the votes on a resolution requiring a qualified majority to be adopted, such as a resolution on the Board's proposals under the items 15 and 16 on the agenda, an "ABSTAIN" vote will have the same effect as a vote "AGAINST" the proposal according to Finnish law.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote "FOR" the unmarked issue.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

To be signed, completed and returned to Citibank, N.A., as Depositary for Nokia Proxy c/o Citibank Shareholder Services P.O. Box 43124, RI 02940-5140 prior to 5:00 P.M. (New York City time) on April 13, 2011 for action to be taken.

2011 VOTING CARD **AMERICAN DEPOSITARY SHARES**

Nokia Corporation (the "Company")

ADS CUSIP No.:	654902204.
ADS Record Date:	February 7, 2011.
Meeting:	Annual General Meeting – May 3, 2011, at 3:00 p.m. (Helsinki Time) at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland.
Deposited Securities:	Shares of Common Stock of the Company.

You as the undersigned holder, as of the close of business on April 18, 2011, of the American Depositary Receipts (the "ADRs") issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs") and of the Deposited Securities, acknowledge receipt of a copy of the Depositary's Notice of Annual General Meeting and by signing the reverse side hereof:

(1) certify that you are a record holder of ADSs as of the close of business on April 18, 2011;
(2) irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;
(3) irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of April 19, 2011; and
(4) irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2011	Nokia Corporation

	By:	/S/ KAARINA STÅHLBERG
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel